November 22, 2016

By EDGAR

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re: Jupiter Gold Corporation
Draft Registration Statement on Form F-1
Submitted September 30, 2016
CIK No. 0001684688

Dear Mr. Reynolds:

Reference is made to your comment letter, dated November 18, 2016, to Jupiter Gold Corporation (the "Company" or "Jupiter Gold"), relating to the subject draft (the "Comment Letter"). Set forth below is each comment contained in the Comment Letter, followed by the Company's response thereto:

General

1. We note the reduction in the size of the offering in response to comment 3. As previously requested, please also provide us with an analysis of why you believe this selling shareholder offering is not by or on behalf of the issuer in light of the relationship between Jupiter Gold and the selling shareholder, the circumstances under which the shares were issued and the amount of time that the selling shareholder has held the shares. For guidance related to the relationship between the company and the selling shareholder please also note Securities Act Rules C&DI 212.15 available at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, which further clarifies that the parent company is unable to conduct an offering under Rule 415(a)(1)(i). If the parent chooses to go forward with this offering, it would have to price the offering, either at a fixed price or a range, subject to compliance with Rule 430A, and would have to disclose that Brazil Minerals is an underwriter.

Mr. John Reynolds
November 22, 2016

The draft has been revised and Brazil Minerals, Inc. was removed as selling shareholder. There are no selling shareholders. The offering is only for a primary sale of stock by the issuer.

Use of Proceeds, page 19

2. Please disclose the amount(s) allocated to the working capital and additional reserves at each level of proceeds raised.

The "Use of Proceeds" section of the draft has been revised. We described the anticipated levels of working capital if we raised 100%, 75%, 50% and 25% of the Offering. We note that if we raised 50% or higher of the Offering, we will have working capital for at least 12 months. We also note that if we raise 25% of the Offering we will have working capital for less than 6 months. We eliminated the concept of additional reserves and merged such amounts with working capital.

3. We reissue comment 12. We note the disclosure in this section and in the risk factors section that you retain broad discretion as to the allocation of the net proceeds from the offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise.

The "Use of Proceeds" section of the draft has been revised. In particular, we added the two situations in which we may utilize the proceeds in a manner not discussed in the prospectus.

Business, page 25

Our Gold Properties, page 31

4. We note your response to comment 18 indicating your draft has been edited in response to our comment. However we note that sections II.1 through II.6 all state "the current status level within DNPM is that of Exploration Permit request ("Requerimento de Resquisa"). Please see item III.1 for details on the various status levels." Please clarify that the permit status levels are found in section IV.1 and not III.1 and define the permit classification for Requerimento de Resquisa.

The "Our Gold Properties" section of the draft has been revised. In particular, we revised sections II.1 through II.6 and also edited section IV.1.

Consultants, page 51

5. Please file a consent of expert from Mr. Francescatto as an exhibit to the registration statement. Mr. Francescatto's consent should agree with the statements attributable to him in the prospectus and consent to being named in the prospectus.

Such consent will be filed in the form of Exhibit 23.3 in the draft.

Mr. John Reynolds
November 22, 2016

Common Stock Ownership of Certain Beneficial Owners and Management, page 52

6. Please add a separate column to the table to reflect the percentage ownership including the preferred stock voting rights.

The "Common Stock Ownership of Certain Beneficial Owners and Management" section of the draft has been revised accordingly.

Very truly yours,

/s/ Marc Fogassa
Marc Fogassa
Chairman & CEO
Jupiter Gold Corporation

cc:  Ronald E. Alper, Esq.